SEC FILE NUMBER: 001-36370
CUSIP NUMBER: 03820J100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Applied Genetic Technologies Corporation

Full name of Registrant

Not Applicable

Former Name if Applicable

14193 NW 119th Terrace, Suite 10

Address of Principal Executive Office (Street and Number)

Alachua, Florida 32615

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if Needed)

Applied Genetic Technologies Corporation (the “Company”) was not, without unreasonable effort or expense, able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

Due to human resource constraints and management’s substantive efforts to support the recently announced proposed merger transaction, the Company requires additional time to finalize its unaudited interim financial statements and related disclosures to be included in the Quarterly Report. The Company is working diligently to complete the Quarterly Report and expects to file it on or before November 21, 2022, the expiration of the extension period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Jonathan I. Lieber	(617)	843-5778
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 15, 2022, the Company closed an underwritten public offering of its common stock, together with accompanying warrants. As a result, the Company will recognize (i) approximately $0.5 million of warrant-related costs and expenses during the three months ended September 30, 2022 and (ii) a warrant derivative liability of approximately $3.6 million as of September 30, 2022.

Applied Genetic Technologies Corporation

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2022	By:	/s/ Jonathan I. Lieber
Jonathan I. Lieber
Chief Financial Officer